TranS1 Inc.
301 Government Center Drive
Wilmington, North Carolina 28403
July 13, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	TranS1 Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 23, 2011 File No. 333-174255
Ladies and Gentlemen:
     TranS1 Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated July 7, 2011, relating to Amendment No. 1 to the Company’s Registration Statement filed with the SEC on Form S-3 on June 23, 2011 (File No. 333-174255) (the “Amendment”). The Registration Statement was originally filed with the SEC on May 16. 2011.
     The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff (the “Staff”) in the letter dated July 7, 2011. Each response is preceded by a reproduction of the corresponding SEC Staff comment.
Fee Table
1.	We reissue prior comment 2. Your revisions did not remove the implication in the fee table that securities issued upon conversion or in exchange for securities are in addition to the $50 million of securities in the fee table.
Company Response No. 1: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the last sentence of footnote 1 to the Calculation of Registration Fee table on the cover page of the Amendment (the “Fee Table”) to clarify that the aggregate amount of securities to be registered pursuant to the Amendment, including upon conversion of, or exchange for, the securities registered on the Fee Table, shall not exceed the aggregate amount set forth in the Fee Table, which is $50,000,000.
Prospectus Cover Page
2.	We note your response to prior comment 3. If at this time you are relying on General Instruction I.B.6 to qualify to use Form S-3, you must provide the disclosure required

Securities and Exchange Commission
July 13, 2011

by Instruction 7 to General Instruction I.B.6 at this time. Otherwise, please provide us your complete analysis demonstrating your eligibility to use Form S-3.
Company Response No. 2: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the front cover page of the prospectus to include the legend required by Instruction 7 to General Instruction I.B.6 of Form S-3.
Incorporation of Certain Information by Reference, page 18
3.	We note your response to prior comment 4. Please continue to update this section. For example, we note the Form 8-K that you filed on June 24, 2011.
Company Response No. 3: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the Amendment to incorporate by reference any reports filed with the SEC following the date on which the Amendment was filed, including the Current Report on Form 8-K that was filed on June 24, 2011.
Exhibit 5.1
4.	We note your response to prior comment 5. Please tell us why you believe an opinion that addresses the Business Corporation Law of the State of New York satisfies your obligation to file an opinion as to whether the debt securities will be when sold binding obligations of the registrant. It appears that other state laws would affect that issue.
Company Response No. 4: In response to the Staff’s comment, the Company hereby advises the Staff that it will revise the legal opinion filed as Exhibit 5.1 to the Amendment to remove the qualification set forth therein that limits the scope of the legal opinion to the General Corporation Law of the State of Delaware and the Business Corporation Law of the State of New York. Following the removal of that qualification, the Company believes that the legal opinion will satisfy the Company’s obligations under Item 601(b)(5) of Regulation S-K.
The Company acknowledges that:
(a)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment filing;

(b)	the Company is responsible for the accuracy and adequacy of the disclosure in the Amendment; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Securities and Exchange Commission
July 13, 2011

     If you have any questions regarding the responses set forth herein or require additional information, please contact the Company’s outside legal counsel, Bruce Feuchter, Esq., by telephone at (949) 725-4123, by facsimile at (949) 823-5123, or by email at feuchter@sycr.com.

Sincerely,
/s/ Joseph Slattery
Joseph Slattery
Executive Vice President & Chief Financial Officer